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ATES
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C. 20549

MAR 03 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talented Tenth Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 Riverside Drive Suite 10A
(No. and Street)

New York,	New York	10031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlton Banks (212) 281-1833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza, New York, NY 10004

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carlton Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talented Tenth Investments Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VELMA SMALLS
Notary Public, State of New York
No. 01SM5017777
Qualified in New York County
Commission Expires Sept. 13, 20 05
2/28/04

Velma Smalls
Notary Public

Carlton Banks
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mitchell & Titus, LLP

TALENTED TENTH INVESTMENTS INC.

Statements of Financial Condition
And Supplementary Report
On Internal Control
As of December 31, 2003 and 2002

TALENTED TENTH INVESTMENTS INC.
December 31, 2003 And 2002

TABLE OF CONTENTS

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Talented Tenth Investments Inc.

We have audited the accompanying statement of financial condition of Talented Tenth Investments Inc. (the "Company") as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibly of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the year ended December 31, 2002 were audited by another auditor, whose report dated March 27, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not generated operating revenues for several years resulting in losses from operations. These circumstances combined with uncertain economic conditions create uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mitchell & Titus, LLP

New York, New York
February 11, 2004

TALENTED TENTH INVESTMENT INC.
Statements of Financial Condition
As of December 31,

	2003	2002
ASSETS		
Cash	$ 23,752	$ 28,869
Investment in private placement securities	3,300	3,300
Total Assets	$ 27,052	$ 32,169
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 11,000	$ 3,400
Loan from stockholder - subordinated	12,000	12,000
Total Liabilities	23,000	15,400
STOCKHOLDER'S EQUITY		
Common stock, 100 shares authorized, no par value 10 shares issued and outstanding	1,000	1,000
Additional paid-in capital	80,434	75,934
Accumulated deficit	(77,382)	(60,165)
Total Stockholder's Equity	4,052	16,769
Total Liabilities and Stockholder's Equity	$ 27,052	$ 32,169

The accompanying notes are an
integral part of these financial statements.

TALENTED TENTH INVESTMENTS INC.
Notes to the Statements of Financial Condition
December 31, 2003 And 2002

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Talented Tenth Investments Inc. ("the Company"), was organized on July 20, 1993 in the state of New York and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on May 11, 1994. The Company became a member of the National Association of Securities Dealers Inc. (the "NASD") on March 3, 1994. The Company's business activities are primarily related to the sale of tax sheltered investments and limited partnership interests.

The Company is a non-clearing broker based in New York City and does not carry customer accounts and does not otherwise hold funds or securities, or owe money or securities to customers. As such, the Company is exempt from SEC rule 15c3-3. For the year ended December 31, 2003 and 2002, no security transaction has been initiated by the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary differences between book and taxable income which would result in deferred income taxes.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all short-term debt securities and all other investments with maturities of three months or less to be cash equivalents.

TALENTED TENTH INVESTMENTS INC.

Notes to the Statements of Financial Condition
December 31, 2003 And 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Private Placement Securities

In April of 2000, the Company purchased 300 shares of THE NASDAQ Stock Market, Inc. (the "NASDAQ") at $11 per share in a private placement offering. The investment has been recorded at cost. Under the terms of the offering, certain restrictions were placed on the sale or transfer of the stock. As of the date of these financial statements, the stock has no market and is classified as a non-allowable asset for purposes of the computation of the Company's net capital under Rule 15c3-1 of the SEC.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

Administrative Services Agreement

The Company utilizes offices space and receives administrative services from the sole stockholder. There is no written agreement between the parties and the Company was not charged for these services for the years ended December 2003 and 2002.

Loan from the Stockholder - Subordinated

The Company borrowed $12,000 from its sole stockholder on December 15, 1998 under a subordination agreement approved by the National Association of Securities Dealers, Inc. The loan from the stockholder is a non-interest bearing note that matures on August 15, 2004. Payments of principal on the note are prohibited unless prior authorization is received from the NASD. The loan from the stockholder is included as part of the total capital and liabilities subordinated to claims of general creditors for purposes of the computation of the Company's net capital under Rule 15c3-1 of the SEC.

TALENTED TENTH INVESTMENTS INC.
Notes to the Statements of Financial Condition
December 31, 2003 And 2002

NOTE 4. GOING CONCERN

The Company has not earned any significant revenue from operations in the past several years and is dependent upon loans and capital contributions from the sole stockholder to meet operating expenses. These factors as well as the uncertain economic conditions facing the brokerage industry create uncertainty, as to the Company's ability to continue as a going concern. Management is developing a plan, which if successful will bring operating revenue to the Company. The ability of the Company to continue to operate as a going concern is dependent upon the success of this plan. These financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder of
Talented Tenth Investments Inc.

In planning and performing our audit of the statement of financial condition of Talented Tenth Investments Inc. (the "Company"), as of December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Mitchell & Titus, LLP

New York, New York
February 11, 2004